FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated June 4, 2009 (“Announcement Regarding Guarantees to Best”)

EXHIBIT 99.1

ANNOUNCEMENT REGARDING GUARANTEES TO BeST

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our subsidiary Belarusian Telecommunications Network Closed Joint Stock Company (“BEST”), which operates in Belarus, has signed supply agreements with supplier firms ZTE and Huawei for the products and services related to infrastructure investments in Belarus and Turkcell gave guarantees up to US$64 million in connection with these agreements.

TURKCELL ILETISIM HIZMETLERI A.S.

Savas Ata Yavuz	Ethem Eldem
Accounting	Turkcell Group Organizational
Division Head	Development Division Head
04.06.2009	04.06.2009

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 4, 2009	By:	/s/ Savas Ata Yavuz
Name: Savas Ata Yavuz Title: Accounting Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 4, 2009	By:	/s/ Ethem Eldem
Name: Ethem Eldem Title: Turkcell Group Organizational Development Division Head